Exhibit 99.86

CONSENT OF DARON ABBEY

I hereby consent to the use of my name and information derived from the following report and documents, which are included in, or incorporated by reference into, the registration statement on Form 40-F, and any amendments thereto, of Lithium Americas Corp. (the “Company”) being filed with the United States Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, on the date hereof:

1.	Technical Report titled “Updated Feasibility Study, Reserve Estimation and Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, dated May 11, 2017, effective March 29, 2017.

Dated: January 17, 2018.

/s/ Daron Abbey
Daron Abbey